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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERVEST INTERNATIONAL EQUITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1980 DOMINION WAY, SUITE 202
(No. and Street)

COLORADO SPRINGS	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. SMITH, PRESIDENT, COO (719)592-9299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU & LEONE, LLC
(Name – *if individual, state last, first, middle name*)

3601 CARDINAL POINT DR.	JACKSONVILLE	FL	32257
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERVEST INTERNATIONAL EQUITIES CORP., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KACEY B WATTS
Notary Public
State of Colorado
Notary ID # 20034033973
My Commission Expires 10-11-2023

[Signature]
Signature

CEO, President
Title

Kacey B Watts
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Intervest International Equities Corporation's management. Our responsibility is to express an opinion on Intervest International Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intervest International Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦ cslcpajax.com

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Board of Directors
Intervest International Equities Corporation
Page Two

Auditor's Report on Supplemental Information

The supplemental information, contained on Pages 14 through 17, has been subjected to audit procedures performed in conjunction with the audit of Intervest International Equities Corporation's financial statements. The supplemental information is the responsibility of Intervest International Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained on Pages 14 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Intervest International Equities Corporation's auditor since 1988.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 21, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 05 2021
Washington, DC

Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [X] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: INTERVEST INTERNATIONAL EQUITES CORPORATION [13]

SEC FILE NO.: 8-38156 [14]

FIRM I.D. NO.: CRD #20289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1980 DOMINION WAY, SUITE 202 [20]
(No. and Street)

COLORADO SPRINGS [21] (City) CO [22] (State) 80918 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2020 [24]

AND ENDING (MM/DD/YY): 12/31/2020 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: KACEY B. WATTS [30]

(Area Code) — Telephone No.: (719)457-9687 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CORNELIUS, SCHOU & LEONE, LLC [70]

ADDRESS

Number and Street	City	State	Zip Code
3601 CARDINAL POINT DR. [71]	JACKSONVILLE [72]	FL [73]	32216 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	604,215
Accounts receivable		381,981
Deposit with clearing organization (cash)		25,000
Prepaid insurance and licenses		2,327
Total Assets	$	1,013,523
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	8,868
Commissions payable		342,023
Due to parent company		113,587
Total Liabilities		464,478
Stockholder's Equity:		
Common stock - 7,500 shares, $1.00 par value authorized, 200 shares issued and outstanding		200
Additional paid-in capital		690,835
Retained earnings (deficit)		(141,990)
Total Stockholder's Equity		549,045
Total Liabilities and Stockholder's Equity	$	1,013,523

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Income
Year Ended December 31, 2020

Revenues:	
Mutual funds and variable products	$ 3,997,731
Commissions	121,750
Direct participation programs	348,777
Total Revenues	4,468,258
Expenses:	
Commissions	3,479,139
Overhead reimbursements to parent company	830,787
Other operating expense	62,283
Total Expenses	4,372,209
Operating Income	96,049
Other Income:	
Interest - Insurance Income	1,312
Total Other Income	1,312
Net Income (Loss)	$ 97,361

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2020

	Totals	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2020	$ 451,684	$ 200	$ 690,835	$ (239,351)
Contributed Capital	-	-	-	-
Net Income (Loss)	97,361	-	-	97,361
Balance at December 31, 2020	$ 549,045	$ 200	$ 690,835	$ (141,990)

See accompanying notes to financial statement.

Intervest International Equities Corporation
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities	
Net income (loss)	$ 97,361
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(43,028)
Increase in prepaid insurance and licenses	(29)
Decrease in other liabilities	47,863
Increase in payables	(25,533)
Total Adjustments	(20,727)
Net Decrease in Cash	76,634
Cash at January 1, 2020	527,581
Cash at December 31, 2020	$ 604,215

See accompanying notes to financial statement.

Intervest International Equities Corporation
Notes to Financial Statements
Year Ended December 31, 2020

The Company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the Company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The Company was acquired by and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January 1988. Operations actually commenced during February 1988. Effective March 31, 1988, the Company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests.

1. Significant Accounting Policies

For purposes of the Statement of Cash Flows, the Company considers all highly-liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash. The Company maintains its cash with what it believes to be high quality financial institutions. At times, the Company maintains its cash in excess of the federally insured limit.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events have been evaluated through January 21, 2021, which is the date the financial statements are available to be issued.

2. Commitments and Contingent Liabilities

The Company has an agreement with III, its parent company, whereby the Company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $546,718 which was $515,753 in excess of its required capital of $30,965. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1.

4. Income Taxes

The parent company, with the consent of its Shareholder, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the Shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly owned subsidiary (the Company) as a qualified subchapter S subsidiary, or a Q-sub. A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

5. Date of Management's Review

Management has evaluated subsequent event through January 21, 2021, the date financial statements were available to be issued.

6. Cash in Excess of Insurance

The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2020, the uninsured portion of these balances was $80,313.

7. Related Party

The Company's president and sole shareholder is also the majority owner of the Intervest International Inc. parent company.

The Company has received advanced monies from the parent company. As of December 31, 2020, the amount owed to affiliates totaled $113,587.

8. Subsequent Events

During the 2020 fiscal year, U.S. Securities and Exchange Commission (SEC) has started an investigation relating to certain charges paid by clients of the company for the transactions during the period commencing in 2015 through 2019. The SEC office has made several requests to which the Company has fully responded. At the present time, there are no civil injunctive actions or administrative proceedings commenced by SEC. The SEC has indicated that they will be completed no later than April of 2021. At the present time, it is not possible to evaluate the likelihood of an unfavorable outcome nor can an estimate be made of the amount or range of potential loss. The company will defend vigorously against any legal or administrative proceedings.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2020

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/20

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 549,045	3480
2. Deduct ownership equity not allowable for Net Capital			(0)	3490
3. Total ownership equity qualified for Net Capital			549,045	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 549,045	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 2,327	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(2,327)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 546,718	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 546,718	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/20

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	30,965	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	30,965	3760
14. Excess net capital (line 10 less 13)		$	515,753	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$	500,270	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	464,478	3790
17. Add:						
A. Drafts for immediate credit	$	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
19. Total aggregate indebtedness				$	464,478	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	84.96	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

INTERVEST INTERNATIONAL EQUITIES CORPORATION as of 12/31/20

Exemptive Provision Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ____ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ____ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Pershing LLC [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission ____ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

Intervest International Equities Corporation
Supplementary Information
Year Ended December 31, 2020

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per fourth quarter (quarter ended 12/31/20) FOCUS Report	$	546,718
Audit adjustments:		
None		-
Net capital per audit	$	546,718

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the Company meets the requirements of the exempt provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the year ended December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation as of and for the year ended December 31, 2020, in accordance with the standards of Public Company Accounting Oversight Board (United States - PCAOB), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦ cslcpajax.com

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 21, 2021

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Intervest International Equities Corporation and the SIPC, solely to assist you and SIPC in evaluating Intervest International Equities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Intervest International Equities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the detailed financial statements and general ledger, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related detailed financial statements supporting the adjustments, noting no differences.

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦ cslcpajax.com

CORNELIUS SCHOU & LEONE
Certified Public Accountants & Business Advisors

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Intervest International Equities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Intervest International Equities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou & Leone, LLC.

Jacksonville, Florida
January 21, 2021

CORNELIUS
SCHOU &
LEONE
Certified Public Accountants
& Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Intervest International Equities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intervest International Equities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) Intervest International Equities Corporation stated that Intervest International Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Intervest International Equities Corporation's management is responsible for compliance with the provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States - PCAOB) and, accordingly, included inquiries and other required procedures to obtain evidence about Intervest International Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornelius, Schou & Leone, LLC

Jacksonville, Florida
January 21, 2021

3601 Cardinal Point Drive ♦ Jacksonville, Florida 32257 ♦ 904.642-1794 ♦ cslcpajax.com

Intervest International, Inc.
Registered Investment Advisor

®

1980 Dominion Way • Suite 202 • Colorado Springs, CO 80918 • Telephone (719) 592-9299 • Telefax (719) 592-9329

Statement of Exemption

As an introducing broker dealer, Intervest International Equities Corporation is exempt from § 240. 15c3-3(k) based on the provisions under §240. 15c3-3(k)(2)(ii)..

During the fiscal year January 1, 2020 through December 31, 2020, Intervest International Equities Corporation operated pursuant to the exemption provisions in §240. 15c3-3(k)(2)(ii) without exception.

I, David M. Smith, attest that, to the best of my knowledge, the above Statement of Exemption pertaining to Intervest International Equities Corporation, as of December 31, 2020 is true and correct.

[signature]
Signature

CEO, President
Title